UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

AF, 16/F, Block B, Jiacheng Plaza, 18 Xiaguangli, Chaoyang District, Beijing, 100027

People’s Republic of China.

Tel: +86 10 5617 2312

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

On December 20, 2021 MMTec, Inc., (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with a single investor (the “Investor”) pursuant to which the Investor will make a $2,000,000 investment in the Company in a Regulation S private placement. Under the terms of the Purchase Agreement, the Investor will purchase 5,000,000 common shares of the Company at a purchase price of $0.40 per share (the “Transaction”). The gross proceeds of the Transaction will be approximately $2.0 million before deducting fees and other expenses. The closing of the Transaction is expected to occur on or about December 30, 2021, subject to the satisfaction of customary closing conditions for transactions of this type.

The Purchase Agreement includes customary representations, warranties and covenants of the Company and the Investor. The representations, warranties and covenants contained in the Purchase Agreement were made solely for the benefit of the parties to the Purchase Agreement. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Purchase Agreement and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Accordingly, the Purchase Agreement is included with this filing only to provide investors with information regarding the terms of the transaction, and not to provide investors with any other factual information regarding the Company. Stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreement, which subsequent information may or may not be fully reflected in public disclosures.

The Company currently intends to use the net proceeds from the Transaction for growth capital and general working capital purposes.

A copy of the Purchase Agreement is attached hereto as Exhibits 10.1 and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement is subject to, and qualified in their entirety by, the Purchase Agreement.

On December 20, 2021, the Company issued a press release announcing the Transaction. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description
10.1	Securities Purchase Agreement, dated December 20, 2021.
99.1	Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: December 20, 2021

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